U. S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                             (Check One):



[ ]	Form 10-K and Form 10-KSB	[   ] Form 20-F		[   ] Form 11-K

[X]	Form 10-Q and Form 10-QSB	[   ] Form N-SAR


	For Period Ended: March 31, 1996

	[   ]	Transition Report on Form 10-K

	[   ]	Transition Report on Form 20-F

	[   ]	Transition Report on Form 11-K

	[   ]	Transition Report on Form 10-Q

	[   ]	Transition Report on Form N-SAR



For the Transition Period Ended:
_________________________________________________________________

_________________________________________________________________

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_________________________________________________________________


	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____

_________________________________________________________________

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PART I  -  REGISTRANT INFORMATION

_________________________________________________________________

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	Full Name of Registrant:		CHAMPION PARTS, INC.

	Address of Principal Executive Office

	(Street and Number):	 			2525 W. 22nd Street

	City, State and Zip Code:		Oak Brook, IL  60521

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	PART II - RULES 12b-25  (b) and (c)


	[ X ]	(a)	The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;


	[ X ]	(b)	The quarterly report on Form 10-Q will be filed
on or before the five calendar day following the prescribed due date;


	[    ]	(c)	The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

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PART III - - NARRATIVE
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The Company's current credit facility expired March 31, 1996.
The Company has been negotiating an extension with its lenders since that date and has come to terms, in principle, on such an extention.

The result of this extention could have a significant impact on the Company's financial statements and disclosures. The Company requires additional five days following the prescribed due date for the March 31, 1996 quarterly report on Form 10-Q to execute the extension and finalize its financial statements and disclosure requirements to reflect this significant item.

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PART IV - - OTHER INFORMATION
_________________________________________________________________


	(1)	Name and telephone number of person to contact in regard to
this notification

	Mark Smetana	  (708)        573-6264

	 (Name)    	(Area Code)			(Telephone Number)



	(2)	Have all other periodic reports required under section 13
or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		[  X  ]   Yes		[      ]    No

	(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		[  X  ]    Yes		[      ]    No



	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



	See Attached.



CHAMPION PARTS, INC.


(Name of Registrant as specified in charter.)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:		May 16, 1996



BY:		/s/ 	Mark Smetana

			Vice President Finance & Secretary



_________________________________________________________________




ATTENTION:


	Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).



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EXPLANATION OF CHANGE IN RESULTS
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First quarter 1996 net sales ($8,300,000) will be significantly lower than net sales in the first quarter of 1995 ($21,300,000) due to the Company's decision in June 1995 to exit certain markets. Net income for the first in 1996 is expected to be in excess of $350,000 versus a net loss in the first quarter 1995 of $2,100,000.